One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct

November 27, 2024

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 62

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 62 to the Registrant’s registration statement on Form N-1A. We submitted a response letter on the Registrant’s behalf on November 21, 2024 responding to the Staff’s initial comments on PEA No. 62 (the “Prior Letter”).

PEA No. 62 was filed for the purpose of registering shares of Harbor Osmosis Emerging Markets Resource Efficient ETF and Harbor Osmosis International Resource Efficient ETF (each, a “Fund” and, collectively, the “Funds”), new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 62.

COMMENT 1:	(Principal Investment Strategy) Regarding your response to Comment 10 in the Prior Letter, please provide examples of what the United Nations Global Compact principles are.
Response:

The Registrant believes the current disclosure provides an appropriate amount of detail regarding the United Nations Global Compact and including examples of the United Nations Global Compact principles would result in a disproportionate amount of disclosure on this topic. The Registrant further notes that the United Nations Global Compact’s principles are publicly available and easily accessible online for any shareholders who would like additional detail. For these reasons, the Registrant respectfully declines to revise the disclosure.

November 27, 2024 Page 2

COMMENT 2:

(Principal Investment Strategy)

The Staff reissues Comment 15 in the Prior Letter regarding why companies in the Financials sectors and REITS are not given Resource Efficiency Scores. In particular, please further explain why REITs are not assigned Resource Efficiency scores.

Response:

As discussed in the Prior Letter, companies in the Financials sector and REITs are not given Resource Efficiency scores because they are not themselves heavy users of water, waste or energy. The Registrant therefore believes it is appropriate to deem them resource efficient for purposes of each Fund’s 80% investment policy. Notwithstanding the foregoing, in response to the Staff’s comment, the Registrant has determined not to deem REITs to be resource efficient for 80% investment policy purposes solely based on their classification as REITs. Accordingly, the Registrant has revised the disclosure for Harbor Osmosis Emerging Markets Resource Efficient ETF as follows (with conforming changes to be made for Harbor Osmosis International Resource Efficient ETF):

Companies in the Financials sector ~~and REITs~~ are not given Resource Efficiency Scores due to their relatively minimal carbon emissions, water consumption and waste generation relative to other types of companies.

Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in resource efficient emerging markets companies, which the Fund defines~~, except as noted below,~~ as companies included in the Benchmark with Resource Efficiency Scores in the top three quintiles when ranked against other scored companies within the applicable sector~~. For purposes of the Fund’s 80% investment policy,~~ (provided that companies within the Financials sector ~~and REITs~~ are considered to be resource efficient for purposes of this policy solely based on their sector classification).

COMMENT 3:

(Principal Investment Strategy)

Regarding your response to Comment 16 in the Prior Letter, if the Registrant is not actually referring to exclusion but rather differences in how “resource efficient” is defined in the context of different categories of issuers, please revise the potentially confusing language regarding “certain exclusions.”

Response:	The Registrant has revised the disclosure as set forth in the response to the prior comment.
COMMENT 4:

(Principal Investment Strategy)

The Staff reissues Comment 18 in the Prior Letter regarding limited circumstances in which the Subadvisor may not follow the output of its proprietary model when making buy and sell decisions. Please further explain the meaning of “very limited circumstances.”

November 27, 2024 Page 3

Response:	For the reasons discussed in the Prior Letter, the Registrant believes the current disclosure is appropriate. The Registrant therefore respectfully declines to revise the disclosure.
COMMENT 5:

(Principal Investments – Real Estate Investment Trusts)

The Staff reissues Comment 31 in the Prior Letter regarding the Item 9 REITs disclosure. Please explain why the Registrant has retained disclosure regarding investments in REITs in Item 4 but has removed this disclosure from Item 9.

Response:	The Registrant has deleted the disclosure regarding investments in REITs in Item 4.
COMMENT 6:

(SAI – Fundamental Investment Restrictions)

The Staff reissues Comment 32 in the Prior Letter regarding the Funds’ concentration policy and the holdings of investment companies in which the Funds invest.

Response:

The Registrant continues to be unaware of a requirement to “look through” underlying investments for purposes of administering the Funds’ concentration policy. As noted in the Prior Letter, the Funds do not operate as fund of funds and do not expect to have significant investments in other funds. The Registrant confirms that, to the extent the Advisor determines that an investment in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Advisor will ensure that the Fund has appropriate risk disclosure relating to that investment. The Registrant is aware that the Staff disagrees with the Registrant’s position.

COMMENT 7:	(SAI – Fundamental Investment Restrictions) The Staff reissues Comment 33 in the Prior Letter regarding the Funds’ concentration policy and mortgage-backed securities.
Response:

For the reasons discussed in the Prior Letter, the Registrant believes the current disclosure is appropriate. The Registrant notes that mortgage-backed securities (MBS) do not fit within the commonly accepted understanding of industry as an aggregation of companies which produce or provide similar products or services. The Registrant further notes that risk of default on those mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities is the same as the risk of default for other U.S. Government securities, so the identity of the issuer of those securities is not relevant from an economic perspective. The Registrant therefore respectfully declines to revise the disclosure. The Registrant is aware that the Staff disagrees with the Registrant’s position.

November 27, 2024 Page 4

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista

Edwin Batista

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Meredith Dykstra, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP